# SEC Schedule 13G/A (Amendment No. 89) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Garmin Ltd., CIK 0001121788
CUSIP: H2906T109
Title of class of securities: Registered Shares
Address of issuer's principal executive offices: Muhlentalstrasse 2, Schaffhausen, Switzerland (V8), 8200
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001144204-08-001976
Filed by CIK 0001134084

## Reporting persons
- Jonathan Burrell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 16,849,400; shared voting power 910,350; sole dispositive power 16,849,400; shared dispositive power 910,350; aggregate amount beneficially owned 17,759,750 (8.77% of the class)

## Item 1. Issuer
Name of issuer: Garmin Ltd.
Address of issuer's principal executive offices: Muhlentalstrasse 2, Schaffhausen, Switzerland, 8200

## Item 2. Person Filing
Name of person filing: Jonathan Burrell
Address of principal business office or, if none, residence: P.O. Box 507, Stilwell, KS 66085
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
17,759,750

9,149,049 of the 17,759,750 Registered Shares reported are held in several Charitable Lead Annuity Trusts, over which Registered Shares the reporting person has the sole voting and dispositive power.

7,037,597 of the 17,759,750 Registered Shares reported are held in several Grantor Retained Annuity Trusts established by the reporting person's mother, over which Registered Shares the reporting person has the sole voting and dispositive power.

9,300 of the 17,759,750 Registered Shares reported are held in the reporting person's revocable trust, over which Registered Shares the reporting person has the sole voting and dispositive power.

910,350 of the 17,759,750 Registered Shares reported are held in a GRAT remainder trust established for the reporting person's benefit, over which Registered Shares the reporting person shares voting and dispositive power with a third party co-trustee.

394,478 of the 17,759,750 Registered Shares reported are held in one or more limited liability companies that are wholly-owned by a GRAT remainder trust established for the reporting person's benefit, over which Registered Shares the reporting person has the sole voting and dispositive power.

251,300 of the 17,759,750 Registered Shares reported are held in several Grantor Retained Annuity Trusts established by the reporting person, over which Registered Shares the reporting person has the sole voting and dispositive power.

7,676 of the 17,759,750 Registered Shares reported are owned by the reporting person directly, and may include restricted stock units ("RSUs") awarded to the reporting person under the Garmin Ltd. Non-Employee Directors' Equity Incentive Plan that can be settled only in Registered Shares (to the extent that such RSUs have vested or, within 60 days of the date of this Statement, will vest).
Percent of class: 8.77
Sole power to vote or to direct the vote: 16,849,400
Shared power to vote or to direct the vote: 910,350
Sole power to dispose or to direct the disposition: 16,849,400
Shared power to dispose or to direct the disposition: 910,350

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
9,149,049 of the 17,759,750 Registered Shares reported are held in several charitable lead annuity trusts, over which Registered Shares the reporting person has the sole voting and dispositive power. These trusts exist to provide annuity payments to charity during the applicable 8-, 12-, 15-, 20- and 25-year annuity periods of the respective trusts, and thereafter will be for the benefit of the descendants of the reporting person's parents.

7,037,597 of the 17,759,750 Registered Shares reported are held in several grantor retained annuity trusts established by the reporting person's mother, over which Registered Shares the reporting person has the sole voting and dispositive power. The grantor retained annuity trusts are for the benefit of the reporting person's mother during the two-year annuity period of the trusts, with any amounts remaining after distribution to the reporting person's mother being distributable to several remainder trusts for the benefit of certain descendants of the reporting person's parents.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jonathan Burrell: /s/ Jonathan Burrell, Jonathan Burrell (01/17/2025)